RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	September 30,	Dec. 31,
($000)	2003	2002

ASSETS
Current
Cash	$ 23,075	$ 25,068
Accounts receivable	282,888	201,675
Inventories	310,706	329,415
Prepaid expenses and other assets	6,422	6,077
Income taxes recoverable	13,177	1,306
Discontinued operations (Note 4)	5,270	-

	641,538	563,541

Property, Plant and Equipment	178,260	110,512
Assets Held For Sale (Note 4)	6,415	-
Deferred Financing Charges	3,871	4,962
Goodwill (Note 4)	6,193	2,709
Future Income Tax Assets	10,013	10,698
Other Assets	2,434	3,172

	$ 848,724	$ 695,594

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$ 143,806	$ 21,141
Accounts payable and accrued liabilities	205,110	188,585
Current income taxes payable	1,897	2,487
Discontinued operations (Note 4)	7,428	-

	358,241	212,213
Long-Term Debt	186,106	212,602
Pensions and Benefits	12,980	9,590
Future Income Tax Liabilities	17,637	8,749

	574,964	443,154

Shareholders' Equity
Preferred shares	30,000	30,000
Shareholders' equity (Note 7)	243,760	222,440

	273,760	252,440

	$ 848,724	$ 695,594

On Behalf of the Board,

(Signed) Carl R. Fiora	(Signed) Arni C. Thorsteinson
Director	Director

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

	Quarters ended		Nine months ended
	September 30,		September 30,
($000, except per share data and number of shares)	2003	2002	2003	2002

Segment Revenues
Service center distribution	$ 249,794	$ 190,613	$ 636,352	$ 563,223
Energy sector distribution	76,699	75,758	231,640	217,301
Steel import/export	61,917	103,242	222,184	260,364
Other	4,080	4,466	9,091	10,577

	$ 392,490	$ 374,079	$ 1,099,267	$1,051,465

Segment Operating Profits
Service center distribution	$ 10,868	$ 9,063	$ 24,388	$ 24,481
Energy sector distribution	3,506	3,300	9,159	10,114
Steel import/export	3,059	9,982	9,192	20,326
Other	1,696	2,119	2,086	3,839
Corporate expenses	(1,884)	(2,616)	(6,370)	(6,868)

Earnings before the following	17,245	21,848	38,455	51,892
Restructuring (Note 8)	(3,597)	-	(3,597)	-
Foreign exchange gain (loss)	-	(671)	348	68
Interest expense (Note 5)	(6,463)	(5,069)	(16,438)	(15,139)

Earnings before income taxes	7,185	16,108	18,768	36,821
Provision for income taxes	(2,871)	(6,128)	(7,292)	(14,225)

Net earnings from continuing operations	4,314	9,980	11,476	22,596
Loss from discontinued operations (Note 4)	(652)	-	(652)	-

Net earnings	3,662	9,980	10,824	22,596

Retained earnings --

Dividends on preferred shares	(563)	(563)	(1,688)	(1,688)

Earnings available to common
shareholders	3,099	9,417	9,136	20,908
Dividends on common shares	(2,921)	(2,282)	(8,258)	(4,182)
Retained earnings, beginning of the period	106,558	94,929	105,858	100,461
Adjustment for goodwill impairment	-	-	-	(15,123)

Retained earnings, end of the period	$ 106,736	$ 102,064	$ 106,736	$ 102,064

Basic earnings per common share
continuing operations	$ 0.09	$ 0.25	$ 0.25	$ 0.55
Basic earnings per common share	$ 0.07	$ 0.25	$ 0.23	$ 0.55
Diluted earnings per common share
continuing operations	$ 0.09	$ 0.24	$ 0.24	$ 0.53
Diluted earnings per common share	$ 0.07	$ 0.24	$ 0.23	$ 0.53

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

	Quarters ended		Nine months ended
	September 30,		September 30,
($000)	2003	2002	2003	2002

Operating activities
Net earnings from continuing operations	$ 4,314	$ 9,980	$ 11,476	$ 22,596
Depreciation and amortization	4,292	3,751	11,493	11,415
Restructuring	3,438	-	3,438	-
Future income taxes	283	3,905	720	8,823
Loss (gain) on sale of fixed assets	6	(11)	14	23
Foreign exchange loss (gain)	-	671	-	(68)

Cash from operating activities before
working capital	12,333	18,296	27,141	42,789

Changes in non-cash working capital items
Accounts receivable	8,291	(14,851)	(16,156)	(34,190)
Inventories	38,200	(29,712)	87,035	(13,766)
Accounts payable and accrued liabilities	(10,915)	14,917	(22,743)	33,608
Current income taxes	1,207	(1,965)	(319)	1,137
Other	330	637	1,227	402

Change in non-cash working capital	37,113	(30,974)	49,044	(12,809)

Cash from (used in) operating activities	49,446	(12,678)	76,185	29,980

Financing activities
Increase in bank borrowing	143,806	6,125	122,665	6,125
Issue of common shares	174	26	605	241
Dividends on common shares	(2,921)	(2,282)	(8,258)	(4,182)
Dividends on preferred shares	(563)	(563)	(1,688)	(1,688)

Cash from financing activities	140,496	3,306	113,324	496

Investing activities
Purchase of businesses (Note 4)	(171,016)	(17,019)	(171,016)	(21,406)
Purchase of fixed assets	(9,580)	(3,512)	(20,032)	(8,911)
Proceeds on sale of fixed assets	816	36	961	2,269
Other	(4,307)	3,239	(763)	909

Cash used in investing activities	(184,087)	(17,256)	(190,850)	(27,139)

Discontinued operations
Operating activities (Note 4)	(652)	-	(652)	-

Cash used in discontinued operations	(652)	-	(652)	-

Increase (decrease) in cash	5,203	(26,628)	(1,993)	3,337
Cash position, beginning of the period	17,872	47,116	25,068	17,151

Cash position, end of the period	$ 23,075	$ 20,488	$ 23,075	$ 20,488

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

1.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles; however, they do not include all of the disclosure requirements for annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies disclosed in note 1 to the 2002 annual consolidated financial statements except as noted in note 2.  These interim consolidated financial statements should be read in conjunction with the 2002 annual consolidated financial statements including notes thereto.  These interim consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the periods reported.

2.	Change in Accounting Policies

On March 21, 2003, the Canadian Institute of Chartered Accountants issued two Emerging Issues Committee Abstracts, E1C-134 Accounting for Severance and Termination Benefits and E1C-135 Accounting for Costs Associated with Exit and Disposal Activities (including Costs Incurred in a Restructuring).  These standards have been applied to the restructuring associated with the acquisition of Acier Leroux inc.  (see Note 8).  Effective with the Acier Leroux acquisition, the Company adopted the new Canadian accounting standard for the disposal of long-lived assets and discontinued operations.  This standard has been applied to the U.S. operations of Acier Leroux (see Note 4).

3.	Economic Cycle

All three of the metals operating segments are significantly affected by economic cycles.  Revenues and operating profits in the energy sector are also affected by oil and gas drilling in western Canada, which is predominantly carried out during the period from October to March.  For these reasons, the results of operations for the periods shown are not necessarily indicative of the results for the full year.

4.	Acquisition

On July 3, 2003, the Company successfully completed its offers to purchase Acier Leroux inc.  Acier Leroux Class A multiple voting shares validly tendered under the offer represented 99.52% of the issued and outstanding Class A shares.  Acier Leroux Class B subordinate voting shares validly tendered under the offer represented 97.53% of the issued and outstanding Class B shares.  Acier Leroux debentures validly tendered under the offer represented 86.61% of the outstanding 8% convertible unsecured subordinated debentures and 87.2% of the outstanding 7.25% convertible unsecured subordinated debentures not acquired in the offer.

The Company issued 3,546,874 shares and paid $65,631,000 in cash in consideration for the shares and debentures tendered under the offer.

On August 19, 2003, the Company, under the provisions of the Companies Act (Quebec), acquired the remaining shares of Acier Leroux for $1,190,000 in cash.  On August 27, 2003, Acier Leroux redeemed the debentures not acquired in the offer.

The acquisition was accounted for using the purchase method and the results of its operations have been consolidated in the service center segment for the nine-week period since the date of acquisition to September 6, 2003.  As disclosed in its May 14, 2003 Offering Circular, the Company has adopted a formal plan to dispose of the U.S. operations of Acier Leroux and accordingly these operations have been classified as discontinued operations.  These discontinued operations generated revenue of $1.9 million for the nine-week period ending September 6, 2003.

Net assets acquired at preliminary fair values are as follows:

($000)

Accounts receivable	$ 73,026
Inventory	82,931
Fixed assets	62,579
Other assets	2,212
Accounts payable	(45,167)
Taxes recoverable	11,533
Unallocated purchase price - preliminary goodwill	3,871

Net identifiable assets - continuing operations	190,985
Discontinued operations	6,830
Debt assumed, net of cash	(123,956)

Net assets acquired	$ 73,859

Consideration:
Cash	$ 50,137
Russel Metals common shares	19,969
Transaction costs, net of taxes	3,753

Total consideration	$ 73,859

	The final purchase price allocation is expected to be completed during the fourth quarter of 2003 with the final unallocated purchase price recorded as non-tax deductible goodwill.

5.	Interest Expense

		Quarters Ended		Nine Months Ended
		September 30,		September 30,

	($000)	2003	2002	2003	2002

	Interest on long-term debt	$4,583	$5,121	$14,369	$15,417
	Other interest expense (income)	1,880	(52)	2,069	(278)

	Total interest	$6,463	$5,069	$16,438	$15,139

Interest paid/(received) in the quarter ended September 30, 2003 was $1,295,000 (2002 : ($177,000)) and for the nine months ended September 30, 2003 was $10,908,000 (2002 : $9,945,000).

6.	Stock-based Compensation

During the quarters ended September 30, 2003 and 2002, the Company did not issue any new stock options.  The assumptions used in the Black Scholes option-pricing model are not materially different from those disclosed in Note 11 to the 2002 annual consolidated financial statements.

Pro-forma net earnings and earnings per share under the fair value-based method of accounting for stock options are as follows:

	Quarters Ended		Nine Months Ended
	September 30,		September 30,

($000, except per share data)	2003	2002	2003	2002

Net earnings for the period	$3,483	$ 9,787	$10,293	$22,025
Basic earnings per common share	$ 0.07	$ 0.24	$ 0.22	$ 0.54
Diluted earnings per common share	$ 0.07	$ 0.23	$ 0.22	$ 0.52

7.	Shareholders' Equity

a)	The components of shareholders' equity as at September 30 are as follows:

($000)	2003	2002

Common shares	$ 142,898	$ 122,312
Retained earnings	106,736	102,064
Cumulative translation adjustment	(5,874)	(5,734)

	$ 243,760	$ 218,642

b)	The number of common shares issued and outstanding as at September 30 was as follows:

	2003		2002

	Number	Amount	Number	Amount
		($000)		($000)
Balance June 30	38,175,601	$122,755	38,045,501	$122,286
Shares issued - Leroux acquisition	3,546,874	19,969	-	-
Stock options exercised	42,600	174	7,500	26

Balance September 30	41,765,075	$142,898	38,053,001	$122,312

	Quarters Ended		Nine Months Ended
	September 30,		September 30,
	2003	2002	2003	2002

Average for the period
Basic	41,659,794	38,049,479	39,309,965	38,013,745
Diluted	44,881,394	40,085,979	42,185,898	39,832,912

8.	Restructuring

During the third quarter of 2003, a restructuring charge of $3,597,000 was recorded relating to the severance, employee benefits and termination costs of the closure of the Russel Metals' operations as a result of the acquisition of Acier Leroux.  These costs primarily relate to the closure of the Russel Metals' Lachine, Quebec location.  Operations are expected to cease at this location on December 31, 2003, at which time the building will be held for sale.  The continuity of the restructuring provision is as follows:

	Special	Contract
	Termination	Termination
($000)	Costs	Costs	Other	Total

Restructuring charged in the period	$ 518	$1,566	$1,513	$3,597
Cash payments	46	82	31	159

Balance at end of period	$ 472	$1,484	$1,482	$3,438

9.	Income Taxes

Income taxes paid for the three months ended September 30, 2003 was $1,342,000 (2002 - $2,287,000) and for the nine months ended September 30, 2003 was $6,882,000 (2002 - $4,749,000)